UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8809

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCANA Corporation
1426 Main Street
Columbia, SC 29201

TABLE OF CONTENTS

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available For Benefits		4

Statements of Changes in Net Assets Available for Benefits		5

Notes to Financial Statements		6

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)		9

Signature		10

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s
	Rules and Regulations for Reporting and Disclosure under the Employee Retirement
	Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.01	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN:

We have audited the accompanying statements of net assets available for benefits of the SCANA Corporation Stock Purchase - Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Charlotte, North Carolina
June 19, 2006

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, (Thousands of dollars)	2005	2004

Assets:
Investments at Fair Value:
SCANA Corporation -
Shares of common stock
(cost of $328,510 and $298,755 respectively)	$441,880	$428,801

Common and Collective Trust Funds:
IRT Conservative Asset Allocation Trust	1,079	853
IRT Moderate Asset Allocation Trust	3,850	3,490
IRT Aggressive Asset Allocation Trust	1,527	1,228
IRT 500 Index Fund	11,931	10,831
IRT Stable Value Fund	14,448	14,184

Mutual Funds:
American Century Income & Growth Fund	2,789	2,547
AmSouth Large Cap “A” Fund	-	5,183
Janus Small Cap Value Fund	7,542	6,388
Dodge & Cox Stock Fund	17,456	11,164
EuroPacific Growth Fund	9,515	5,263
Lord Abbott Growth Opportunity Fund	4,419	4,106
PIMCO Total Return Fund	9,136	7,360
Pioneer Oak Ridge Large Cap Growth	5,565	-
T. Rowe Price Mid Cap Value Fund	8,259	5,280
Vanguard Explorer Fund	5,360	4,182

Loans to Participants (Note 2)	20,087	18,821
Other	2	106
Total Investments, at Fair Value	564,845	529,787

Receivables:
Contributions Receivable - Employee	1,135	1,057
Contributions Receivable - Employer	1,926	1,804
SCANA Corporation Dividends Receivable	4,383	3,979

Total Receivables	7,444	6,840

Net Assets Available for Benefits	$572,289	$536,627

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31, (Thousands of dollars)	2005	2004	2003

Investment Income:
Interest and Dividends	$23,406	$19,589	$16,273
Net Appreciation (Depreciation) in Fair Value of Investments:
Common Stock of SCANA Corporation (Note 3)	(588)	55,662	34,410
Mutual Funds	909	3,283	5,843
Common and Collective Trust Funds	974	1,540	2,594
Total Investment Income	24,701	80,074	59,120

Contributions:
Company and Participating Subsidiaries’ Match	17,855	17,212	15,673
Participating Employees	24,114	23,141	20,392

Total Contributions	41,969	40,353	36,065

Distributions and Fees:
Distributions to Participants	(30,656)	(27,491)	(25,116)
Other Fees	(352)	-	-

Total Distributions and Other Fees	(31,008)	(27,491)	(25,116)

Net Increase in Net Assets Available for Benefits	35,662	92,936	70,069

Net Assets Available for Benefits, Beginning of Year	536,627	443,691	373,622

Net Assets Available for Benefits, End of Year	$572,289	$536,627	$443,691

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.      Summary of Accounting Policies

Basis of Accounting — The accompanying financial statements for the SCANA Corporation (the Company) Stock Purchase-Savings Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition— Investments are reported at fair market value.  Common stock and mutual funds are valued at their respective quoted market price at year-end.  Investments in common and collective trust funds (“funds”) are stated at fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to mutual funds investments are deducted from income earned on a daily basis and are not separately reflected. Management fees and operating expenses charged to the Plan for investments in the common and collective trust funds are accrued daily and charged to the Plan at the end of each month. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. It is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

2.      Description of the Plan

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — Participants must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on a leave of absence authorized by the Company. The Plan is a profit sharing plan with stock bonus and employee stock ownership components. The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m). The stock bonus and employee stock ownership components (the assets of which are invested in the Common Stock Fund, which invests solely in the Company’s common stock) are intended to qualify under Code sections 401(a) and 4975(e) (7). The Plan’s assets are held by AMVESCAP National Trust Company, the Plan’s trustee (Trustee) pursuant to a trust agreement. Administrative functions are performed by the Company’s Stock Purchase-Savings Plan Committee which has retained a Plan recordkeeper. Effective July 16, 2005, Merrill Lynch acquired AMVESCAP Retirement, the recordkeeper of the Plan. Administrative expenses are paid primarily by the Company and partly by the Employees (from their Plan accounts). As part of the Plan expenses, employees pay a fee for each share of Company common stock bought or sold at their direction. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — The Plan allows participants to contribute up to 15% of eligible earnings on an after-tax basis (Regular Savings) or before-tax basis (Tax Deferred Savings), subject to certain Code limitations. The Company and participating subsidiaries match participant contributions up to 6% of eligible earnings. Participants who are age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law may make catch-up contributions. The Plan allows for the acceptance of Direct Rollovers from eligible retirement plans, including IRAs.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of administrative expenses. Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments — Participants direct the Trustee to invest contributions in any combination of available investment funds, including a fund invested in the Company’s common stock and a group of mutual funds and common and collective trust funds selected. The investment funds range in investment profile from conservative to aggressive investment styles. The Company’s and participating subsidiaries’ matching contributions are initially invested in shares of the Company’s common stock but may be transferred by the Participant at any time thereafter to any other investment option in the Plan.

Vesting— Participants fully and immediately vest in all contributions, whether made by participants, the Company or participating subsidiaries.

      Participant Loans — Participants may borrow from their account balance up to a maximum of $50,000. The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1% as determined on the last business day of each month for the next month’s loans. Principal and interest is paid ratably through payroll deduction. Upon termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant’s account balance will be reduced by the outstanding amount of the loan.

Distributions and Withdrawals— Before attainment of age 59 1/2, participants may request in-service withdrawals from their Regular Savings, Rollover, or Company matching contribution accounts. A distribution from the Company matching contribution account may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made. However, if the participant has participated in the Plan for at least five years, all Company contributions are eligible for distribution. Participants may not receive withdrawals from their Tax Deferred Savings accounts before attaining age 59-1/2 unless they can demonstrate a financial hardship. Participants may receive full distributions from their accounts in the event of retirement, death, disability or other termination of employment.

Dividends payable on Company common stock allocated to the employee stock ownership component of the Plan are distributed to participants. Participants may elect on a quarterly basis to have these dividends re-invested in Company common stock in lieu of such distribution.

Federal Income Tax Status — The Plan received a determination letter from the Internal Revenue Service dated April 5, 2002 indicating that the Plan complied with all required amendments and satisfied all applicable requirements of the Code through December 31, 2001. The Plan has been amended subsequent to receiving the determination letter; however, the Company and the Plan administrator believe that the Plan was designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Amendment — The Plan was amended in 2005 to increase the limit on additional contributions; to exclude certain cash awards from the definition of eligible earnings; to require that participant accounts be charged certain administrative expenses; and to decrease the account balance level at which the balance is automatically distributed to a participant upon termination of employment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.      Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits were SCANA Corporation common stock of $ 441.9 million (11.2 million shares) as of December 31, 2005 and $428.8 million (10.9 million shares) as of December 31, 2004.

4.      Nonparticipant-Directed Investments

    All restrictions on investment options for matching contributions were eliminated effective January 1, 2004. Net assets and significant changes related to nonparticipant-directed investments for the year ended December 31, 2003 (thousands of dollars) are as follows:

2003
Change in Net Assets:
Net appreciation	$16,179
Interest and dividends	6,692
Employer contributions	15,673
Benefits paid to participants	(13,590)
Net Change	24,954
Investment in SCANA Common Stock, beginning of year	149,080
Investment in SCANA Common Stock, end of year	$174,034

5.      Related Party Transactions

Certain Plan investments are shares of mutual funds and units of participation in common and collective trust funds managed by an affiliate of the Trustee and common stock of the Company; therefore, these transactions qualify as permitted party-in-interest transactions. Certain of the Plan investment funds pay asset-based fees for investment management services.

At December 31, 2005 and 2004, the Plan held 11.2 million and 10.9 million shares, respectively, of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $328.5 million and $298.8 million, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $17.4 million.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i
(Thousands of Dollars)

Description	Cost **	Current Value

* SCANA Corporation Common Stock		$441,880

* Common and Collective Trust Funds:
IRT Conservative Asset Allocation Trust		1,079
IRT Moderate Asset Allocation Trust		3,850
IRT Aggressive Asset Allocation Trust		1,527
IRT 500 Index Fund		11,931
IRT Stable Value Fund		14,448

Mutual Funds:
American Century Income & Growth Fund		2,789
Janus Small Cap Value Fund		7,542
Dodge & Cox Stock Fund		17,456
EuroPacific Growth Fund		9,515
Lord Abbott Growth Opportunities		4,419
PIMCO Total Return Fund		9,136
Pioneer Oak Ridge Large Cap Growth		5,565
T. Rowe Price Mid Cap Value		8,259
Vanguard Explorer Fund		5,360

* Loans to participants, with interest rates
ranging from 5.0% to 10.5% and maturities
ranging from 1 month to 10 years		20,087

* Other		2
		$564,845

* Denotes permitted party-in-interest
**Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN

BY:	/s/Byron W. Hinson
Byron W. Hinson, Plan Manager, on behalf of
Date: June 21, 2006	The SCANA Corporation Stock Purchase-Savings Plan Committee